FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2009

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

FOR IMMEDIATE RELEASE

Compañia de Minas Buenaventura Announces
Second Quarter 2009 Results

Lima, Peru, July 30, 2009 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company announced today its results for the second quarter 2009. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer stated:

“Net income in the second quarter was US$134.4 million, 10% higher than the figure reported in 2Q08, while EBITDA including Yanacocha and Cerro Verde decreased 7% from US$282.8 million in 2Q08 to US$264.1 million in 2Q09.

The increase in net income is explained by the 58% increase in contributions from Yanacocha (US$68.4 million in 2Q09 vs. US$43.3 million in 2Q08), which positively offset lower results from the Company’s direct operations and the lower contribution from Cerro Verde”.

Financial Highlights (in millions of US$, except EPS figures):

	2Q09	2Q08	Var%	6M09	6M08	Var%
Total Revenues	212.7	216.4	-2%	389.6	442.6	-12%
Operating Income	71.4	92.7	-23%	130.4	195.4	-33%
EBITDA (BVN Direct Operations)	91.0	106.0	-14%	174.4	235.1	-26%
EBITDA (inc. Yanacocha and Cerro Verde)	264.1	282.8	-7%	489.6	649.5	-25%
Net Income	134.4	121.7	10%	234.7	58.8	299%
EPS*	0.53	0.48	10%	0.92	0.23	299%

(*) The number of outstanding shares after the stock split is 254,442,328.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

Operating Revenue

During 2Q09, net sales were US$198.1 million, a 3% decrease when compared to the US$204.3 million reported in 2Q08. The higher volume sold, and higher realized price of gold were offset by the decrease in the realized prices of silver and base metals, as well as the lower volume of zinc sold.

Royalty income during 2Q09 totaled US$14.6 million, a 20% increase when compared to the US$12.1 million reported in 2Q08 due to higher sales at Yanacocha.

Operating Highlights	2Q09	2Q08	Var%	6M09	6M08	Var%
Net Sales (in millions of US$)	198.1	204.3	-3%	361.2	416.3	-13%
Average Realized Gold Price Gold (US$/oz)*	927	895	4%	921	910	1%
Average Realized Gold Price (US$/oz) inc. Yanacocha	919	896	3%	915	912	0%
Average Realized Silver Price (US$/oz)*	13.93	17.05	-18%	13.47	17.40	-23%
Average Realized Lead Price (US$/MT)*	1,531	2,317	-34%	1,375	2,616	-47%
Average Realized Zinc Price (US$/MT)*	1,493	2,130	-30%	1,339	2,241	-40%
Average Realized Copper Price (US$/MT)*	4,828	8,335	-42%	4,290	8,208	-48%
(*) Buenaventura’s Direct Operations

Sales Content
	2Q09	2Q08	Var%	6M09	6M08	Var%
Gold (in oz)*	109,408	88,806	23%	200,333	172,936	16%
Gold (in oz) inc. Yanacocha	342,338	277,642	23%	638,398	597,077	7%
Silver (in oz)*	4,199,281	4,073,056	3%	7,868,387	8,476,053	-7%
Lead (in MT)*	8,040	8,063	0%	14,977	16,210	-8%
Zinc (in MT)*	16,488	23,754	-31%	31,141	43,199	-28%
Copper (in MT)*	1,972	1,844	7%	3,551	3,431	3%
(*) Buenaventura Direct Operations

Due to the aforementioned lower prices of silver and base metals, net sales for the six month period 2009 were US$361.2 million, a 13% decrease compared to the same period of 2008 (US$416.3 million), while royalty income was US$28.4 million, an 8% increase when compared to the US$26.3 million reported in the comparable period of 2008.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

Production and Operating Costs

Buenaventura’s equity production1 during 2Q09 was 99,322 ounces of gold, 4% lower than the 103,651 ounces reported in 2Q08 due to the lower production at Orcopampa. Silver production during 2Q09 was 3,712,947 ounces, a 6% decrease when compared to the 3,937,250 ounces reported in 2Q08.

Equity production1 for the first half 2009 was 202,170 ounces of gold and 7,702,881 ounces of silver. This represented stable gold production (202,511 ounces in 2008), and a 2% increase in silver production compared to 2008 (7,860,151 ounces).

Equity Production[1]
	2Q09	2Q08	Var%	6M09	6M08	Var%
Gold (oz)	99,322	103,651	-4%	202,170	202,511	0%
Gold (oz) inc. Yanacocha	324,858	296,545	10%	645,484	613,820	5%
Silver (oz)	3,712,947	3,937,250	-6%	7,702,881	7,860,151	-2%
Lead ( MT)	5,606	5,405	4%	10,625	11,432	-7%
Zinc ( MT)	11,353	11,095	2%	21,178	22,046	-4%
Copper (MT) inc. Cerro Verde	15,730	16,080	-2%	31,234	30,923	1%

Despite the 12-day work stoppage caused by the road blockade to access the mine in June, Orcopampa’s (100%) total gold production was 71,923 ounces, a 3% increase when compared to 2Q08 (70,019 ounces). Production from the Chipmo mine in 2Q09 was 62,398 ounces, an 11% decrease when compared to the 70,019 ounces reported in 2Q08, which was complemented by the old tailings treatment that produced 9,525 gold ounces. Accumulated total gold production for the six-month period 2009 was 144,910 ounces, a 10% increase when compared to 2008 (132,214 ounces). (Appendix 2)

The decree in ounces due to the work stoppage led to a cash operating cost in 2Q09 of US$293/oz, 18% higher when compared to 2Q08 (US$249/oz).

At Poracota, gold production in 2Q09 was 11,579 ounces, an increase of 2% when compared to 2Q08 (11,396 ounces), while the cash operating cost increased 39% from US$543/oz in 2Q08 to US$754/oz in 2Q09 due a 27% increase in tonnage treated, and a 19% decline in ore grade. Accumulated gold production for the six-month period 2009 was 24,676 ounces, 17% higher than the figure reported in 2Q08 (21,093 ounces).

Total royalties paid to the government at both Orcopampa and Poracota in 2Q09 was US$2.8 million.

At Uchucchacua (100%), production was affected by a flood in April 2009. Due to this event, total silver production during 2Q09 was 7% lower than 2Q08 (2,698,486 ounces and 2,897,646 ounces, respectively). Zinc production increased 3% (from 2,216 MT in 2Q08 to 2,280 MT in 2Q09), while lead production increased 31% (2,806 MT in 2Q09 vs. 2,149 MT in 2Q08). Accumulated production for the six-month period 2009 was 5,600,956 ounces of silver, 3% lower than in 2008 (5,798,800 ounces); 4,711 MT of zinc, a decrease of 9% when compared to 2008 (5,203 MT) and 15,122 MT of lead, in-line with the figure reported in 2008.

1 Production includes 100% of operating units, 100% of CEDIMIN and 45.97% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

Cash operating cost in 2Q09 was US$9.39/oz, a 31% increase compared to the $7.18/oz in 2Q08. This was best explained by:

1.
A 45% increase in contractor expenses, explained by a 14% increase in tonnage exploited to offset the 16% decline in ore grade obtained from non-flooded areas; while pumping efforts and additional work to clean-up the affected area and the 30% increase in diamond drilling work. This was partially offset by an 8% decrease in supply costs.

2.	The lower lead and zinc by-product contribution due to lower realized prices.

Total royalties paid to the government at Uchucchacua in 2Q09 was US$0.9 million.

At Antapite (100%), total production in 2Q09 was 7,926 ounces of gold, a decrease of 17% compared to 2Q08 (9,546 ounces), mainly due to a 31% decrease in the ore milled despite the 19% increase in grade, and the 3% lower recovery rate (Appendix 2). Accumulated gold production was 15,135 ounces, a 38% decrease when compared to 2008 (24,408 oz).

Gold cash operating cost in 2Q09 was US$780/oz, a 12% increase when compared to the US$695/oz in 2Q08. This increase was due to lower gold production.

Total royalties paid to the government at Antapite in 2Q09 US$0.2 million.

At Colquijirca (El Brocal 45.97%), total zinc production was 18,802 MT in 2Q09, a 21% decrease when compared to the 23,845 MT reported in 2Q08 due to a 22% decrease in ore grade and a decrease in the recovery rate (Appendix 2). Total silver production during 2Q09 was 844,838 ounces, a 28% decrease when compared to the 1,172,068 ounces reported in 2Q08 due to a 28% decline in silver grades despite the 6% higher recovery rate. Total lead production for 2Q09 was 4,816 MT, a 27% decrease when compared to 6,604 MT in 2Q08.

For the six-month period 2009, total zinc production was 34,022 MT, a 24% decrease when compared to the 44,850 MT reported in 2008.  In the case of silver, total production decreased 19% from 2,388,396 ounces in 2008 to 1,941,114 ounces in 2009. Lead production for the first half 2009 was 9,295 MT, 23% lower than in the same period in 2008 (12,112 MT).

Zinc cash cost in Colquijirca increased 80%, from US$327/MT in 2Q08 to US$590/MT in 2Q09 with. This was due to lower lead and silver by-product contribution as a consequence of lower prices, in addition to the aforementioned lower zinc grade in the tonnage milled.

At Marcapunta, copper production for 2Q09 was 2,039 MT, 6% higher than in 2Q08 (1,918 MT). Accumulated copper production for 2009 was 4,031 MT, a 22% increase when compared to 3,297 MT in the same period 2008.

Total royalties paid to the government at Colquijirca in 2Q09 US$0.4 million.

Operating Expenses

General and administrative expenses for 2Q09 were US$19.1 million, 97% higher than the figure reported in 2Q08 (US$9.7 million) due to a US$8.1 million provision for doubtful collectables. General and administrative expenses for the six-month period 2009 totaled US$35.8 million, a 4% decrease when compared to the US$37.2 million reported in the same period of 2008.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

Exploration Costs in non-operational mining sites

Exploration costs at non-operational mining sites during 2Q09 were US$10.0 million, a 37% decrease compared to the US$15.7 million reported in 2Q08. The main efforts were focused at the La Zanja (US$3.0 million), Mallay (US$1.7 million), Marcapunta (US$1.0 million) and Tantahuatay (US$1.0 million) projects. Exploration costs at non-operating mining sites during the six-month period 2009 were US$17.2 million, a 37% decrease when compared to the same period in 2008 (US$27.2 million).

•
Environmental impact studies were approved by the Ministry of Energy and Mines on April 24, 2009 for the La Zanja (53.06% and operator Buenaventura and 47% Newmont Mining) and on June 22, 2009 for the Tantahuatay (40% and operator Buenaventura, 44% Southern Copper and 16% Others) projects, both located in Cajamarca. Consequently, measured and indicated mineral resources in these projects will be upgraded to JORC compliant proven and probable ore reserves with an aggregate of 60.4 Mt @ 0.70 g/t Au and 9.9 g/t Ag in oxides, at a 0.3 g/t Au cut-off.  Construction of a 15,000 tpd open pit and heap leach operation has begun at La Zanja and will start at Tantahuatay as soon as Compañia Minera Coimolache S.A completes the acquisition of surface rights.

•
Non-reserve mineralization at the Trapiche project in Apurimac has been expanded to 499.5 Mt @ 0.48% Cu with 0.015% Mo, at a 0.2% Cu cut-off, as a result of 10,914 meters of additional diamond drilling completed during the last drilling campaign. Potentially, acid-leachable material within this inferred resource has grown to 169.5 Mt @ 0.57% Cu in the supergene enrichment chalcocite blanket. The Company is currently upgrading the metallurgical, geostatistical and economic appraisals of the Trapiche porphyry Cu (Mo) project with C.H. Plenge & Cia. S.A. laboratories and AMEC mine engineering consultants.

•
At the Chucapaca project, the Company has completed its 7,800 meter diamond drilling commitment with Minera Gold Fields Peru S.A. and exercised a US$2.0 million option for Gold Field’s 2,100 hectare mining properties in Moquegua. Buenaventura has discovered an 800m x 200m mineralized diatreme breccia, called Canahuire, with native gold and auriferous pyrite. The sulfide mineralization remains open at depth, and laterally to the west and north. Minera Gold Fields Peru S.A. has in turn exercised a claw-back option to earn 51%, and is currently managing the Chucapaca project,  intending to diamond drill an additional 20,000 meters at Canahuire.

•
At Breapampa in Ayacucho, the Company has completed 8,000 meters of diamond drilling committed for Phase 1 of Buenaventura’s mining lease and option agreement with Newmont Peru S.R.L, and has started the second and final stage of drilling with 4,400 meters dedicated to the Senccata and Pucagallo prospects. In addition to the 200,000 oz Au reserve determined last year at Parcaorcco, during 2009, Buenaventura has added 100,000 oz. Au in oxides, as inferred resources at 0.6 g/t Au grade in the Senccata and Pucagallo prospects, located 7 km west of Parcaorcco. This project extends over 93,400 hectares of mineral concessions owned by Newmont Peru S.R.L, with a five year lease to Buenaventura with an option to acquire the entire 100%for US$15 million.

Operating Income

Operating income in 2Q09 was US$71.4 million, a 23% decrease compared to the US$92.7 million reported in 2Q08. This result was mainly explained by lower sales due to a decrease in silver and base metal prices, as well as higher costs at the Company’s direct operations.

Accumulated operating income for the period was US$130.4 million, a 33% decrease when compared to the US$195.4 million reported in 2008.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

Share in Affiliated Companies

During 2Q09, Buenaventura’s income from non-consolidated affiliates was US$98.3 million, in-line with the US$98.6 million reported in 2Q08. Yanacocha’s contribution to these results increased 58%, from US$43.3 million in 2Q08 to US$68.4 million 2Q09, offset by a 45% decline in contributions from Cerro Verde (US$29.9 million in 2Q09 vs. a US$55.3 million in 2Q08). Accumulated income from non-consolidated affiliates for the six-month period 2009 was US$178.2 million, a decrease of 27% compared to the US$244.3 million reported in 2008.

YANACOCHA
At Yanacocha (43.65%), 2Q09 gold production was 516,693 ounces of gold, an increase of 23% compared to 2Q08 (441,911 ounces). Gold production for the six-month 2009 period was 1,015,610 ounces, an increase of 8% compared to the 942,289 ounces reported in the same period of 2008.

Costs applicable to sales (CAS) at Yanacocha during 2Q09 were US$336/oz, 13% lower than the figure reported in 2Q08 (US$386/oz).

Net income at Yanacocha during 2Q09 was US$157.8 million, a 58% increase when compared to the 2Q08 figure (US$99.6 million). Accumulated net income for 2009 was US$295.7 million, 3% higher than in 2008 (US$285.8 million).

During 2Q09, EBITDA totaled US$282.6 million, an increase of 46% compared to 2Q08 (US$193.8 million). This increase was due to a 26% increase in net sales (US$488.8 million in 2Q09 vs. US$387.8 million in 2Q08) due to a 23% increase in ounces of gold sold and higher realized gold prices. EBITDA for the six-month period 2009 was US$522.2 million, an increase of 6% when compared to the US$493.5 million reported in 2008.

CAPEX for 2Q09 was US$28.6 million.

CERRO VERDE
At Cerro Verde (19.26%), 2Q09 copper production was 76,812 MT, a 5% decrease when compared to 2Q08 (81,023 MT).  Copper production in the first half of 2009 totaled 152,526 MT, 2% lower than the figured reported in the same period of 2008 (156,393 MT).

During 2Q09, Cerro Verde reported net income of US$159.6 million, a 47% decrease compared to the US$301.3 million reported in 2Q08, best explained by lower sales revenue, which decreased from US$687.1 million in 2Q08 to US$408.5 million in 2Q09 due to lower realized copper prices.

Accumulated 2009 net income was US$265.8 million, a 59% decrease compared to the same period of 2008 (US$653.4 million), while sales totaled US$728.6 million, a decrease of 48% compared to 2008 (US$1,398.5 million).

CAPEX in 2Q09 totaled US$30.3 million.

Net Income

This quarter, Buenaventura’s net income was US$134.4 million, representing US$0.53 per share, an 11% increase compared to US$121.7 million in 2Q08 (US$0.48 per share).

Net income for the six-month period 2009 was US$234.7 million (US$0.92 per share) compared to the US$58.8 million (US$0.23 per share) reported in the same period of 2008.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

Project Development

UCHUCCHACUA
The deepening of the Carmen and Socorro mines has not progressed as scheduled due to a flood inside the mine.  However, completion is still expected in 1Q10.

At the Carmen mine, the deepening of the Master Shaft has already reached level 3920. Likewise, Ramp 760 is currently at level 3973 and will continue deepening to reach level 3950 in 4Q09. By the end of the first semester 2010, Ramp 760 is expected to reach level 3920, allowing it to communicate with the Shaft.

The deepening of the Luz Shaft at the Socorro mine reached level 4058 and will continue until level 3990. Completion is expected for 4Q09. The construction of ramp 626 recently reached level 3933 and is expected to deepen to level 3920 by the end of 2009.

Total investment for 2009 will be US$4.7 million.

ORCOPAMPA
As of June 2009, the deepening of the Nazareno Shaft and Ramp 16 are at level 3223 and 3221, respectively. In both cases, they will continue deepening to reach level 3170 in 2Q10.

The deepening of the Prometida Shaft reached level 3300 in June 2009, and will continue deepening to reach level 3290 by the end of 2009. In addition, in the Prometida Shaft is expected to  communicate with the surface (175m) by the end of 2009.

LA ZANJA
La Zanja started the construction of leaching pads and the Bramadero Dam on July 1, 2009. It is expected to initiate operations in 3Q10. Total investment for the project will be US$ 55.5 million, of which US$ 37.8 million will be spent in 2009.

During 2Q09, project expenditures have totaled US$3.0 million. As a result, the mine construction progress is summarized in the following chart:

Estructure	Progress by 30-06-09
Waste Dump of San Pedro Sur Mine	7,0%
Main Access	36,5%
Processes Plant ADR	0,0%
Leaching Platform	11,0%
Solution and torment wells	11,0%
Camps, Office, and General store	29,3%
Supervision - EPCM	15,0%

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

* * *

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Poracota, Uchucchacua, Antapite, Julcani, Recuperada and Caraveli). Has controlling interest in two mining companies (CEDIMIN and El Brocal) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.26% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

To request a printed version of the Company’s 2008 Form 20-F, please contact the persons indicated above.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	45.97	Colquijirca and Marcapunta Project
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.26	Cerro Verde

(*)Consolidates
(**) Equity Accounting

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%
Ore Milled DST	109,592	121,585	-10%	128,845			227,505	236,874	-4%	267,470
Ore Grade OZ/ST	0.60	0.59	0%	0.08			0.59	0.58	1%	0.07
Recovery Rate %	95.6%	95.5%		81.7%			95.5%	95.5%		80.7%
Ounces Produced	62,398	70,019	-11%	9,525			127,622	132,214	-3%	17,288
Orcopampa Total Production		2Q09	71,924	2Q08	70,019	6M09	144,910	6M08	132,214

	Three Months Ended June 30						Six Months Ended June 30
	Antapite			Poracota			Antapite			Poracota
	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%
Ore Milled DST	36,894	53,583	-31%	55,069	43,279	27%	72,158	106,935	-33%	115,171	184,181	-37%
Ore Grade OZ/ST	0.23	0.19	19%	0.26	0.32	-19%	0.22	0.24	-8%	0.26	0.30	-13%
Recovery Rate %	94.7%	93.8%		82.3%	83.5%		94.4%	94.5%		82.3%	83.5%
Ounces Produced	7,926	9,546	-17%	11,579	11,396	2%	15,135	24,408	-38%	24,676	21,093	17%

	SILVER PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%
Ore Milled DST	258,594	226,370	14%	513,552	493,965	4%	519,497	455,254	14%	948,945	985,285	-4%
Ore Grade OZ/ST	14.10	16.80	-16%	2.71	3.76	-28%	14.50	16.80	-14%	3.25	3.76	-14%
Recovery Rate %	73.9%	76.0%		67.1%	63.2%		74.0%	74.1%		72.5%	64.4%
Ounces Produced	2,698,486	2,897,646	-7%	844,838	1,172,068	-28%	5,600,956	5,798,800	-3%	1,853,539	2,388,396	-22%

	ZINC PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%
Ore Milled DST	258,594	226,370	14%	513,552	493,965	4%	519,497	455,254	14%	948,945	985,285	-4%
Ore Grade %	1.67%	1.89%	-12%	5.58%	7.11%	-22%	1.67%	2.17%	-23%	5%	6.72%	-19%
Recovery Rate %	58.0%	61.8%		72.3%	74.7%		59.7%	62.5%		72.5%	79.7%
ST Produced	2,514	2,443	3%	20,725	26,284	-21%	5,193	5,735	-9%	37,503	49,438	-24%

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

APPENDIX 3

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of June, 30 2009 and December, 31 2008

	2009	2008
	US$(000)	US$(000)
Assets
Current assets
Cash, banks and time deposits	609,897	554,752
Trade accounts receivable, net	71,815	65,666
Embedded derivatives	6,667	-
Other accounts receivable, net	22,987	23,040
Accounts receivable from associates	17,846	13,111
Inventory, net	44,367	43,472
Current portion of prepaid taxes and expenses	24,911	35,573
Current portion of derivative financial instruments	28,555	52,873
Total current assets	827,045	788,487

Other long - term accounts receivable	1,424	1,370
Prepaid taxes and expenses	7,041	5,622
Derivative financial instruments	6,058	21,464
Investment in associates	969,376	882,947
Mining concessions and property, plant and equipment, net	250,580	247,298
Development costs, net	114,641	110,014
Deferred income tax and workers' profit sharing asset, net	209,198	209,167
Other assets	2,185	1,929
Total assets	2,387,548	2,268,298

Liabilities and shareholders' equity, net
Current liabilities
Trade accounts payable	40,694	35,944
Income tax payable	4,527	4,561
Other current liabilities	62,246	64,817
Embedded derivatives for contentrates sales	-	9,953
Current portion of long - term debt	98,190	98,190
Total current liabilities	205,657	213,465

Other long term liabilities	94,772	96,736
Long term debt	180,012	229,105
Total liabilities	480,441	539,306

Shareholders' equity net

Capital stock, net of treasury shares of US$62,622,000 in the year 2009
y 2008	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year
2009 y 2008	2,019	2,019
Additional paid-in capital	225,978	225,978
Legal reserve	53,007	53,007
Other reserves	269	269
Retained earnings	747,171	517,583
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized gains on derivative financial instruments, net	6,100	16,162
Cumulative unrealized gains on investments in shares held at fair value	348	118
	1,751,357	1,531,601
Minority interest	155,750	197,391
Total shareholders' equity, net	1,907,107	1,728,992

Total liabilities and shareholders' equity, net	2,387,548	2,268,298

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and six month period ended June 30, 2009 and 2008

	For the three month period ended June, 30		For the six month period ended June, 30
	2009 US$(000)	2008 US$(000)	2009 US$(000)	2008 US$(000)
Operating income
Net sales	198,107	204,271	361,212	416,271
Royalty income	14,560	12,084	28,426	26,342
Total income	212,667	216,355	389,638	442,613

Operating costs
Cost of sales, excluding depreciation and amortization	65,786	58,445	122,726	107,554
Exploration in units in operation	16,821	13,083	28,785	24,398
Depreciation and amortization	17,532	12,913	35,479	25,591
Total operating costs	100,139	84,441	186,990	157,543
Gross income	112,528	131,914	202,648	285,070

Operating expenses
Administrative	19,055	9,695	35,762	37,241
Exploration in non-operating areas	9,973	15,749	17,216	27,150
Royalties	9,572	9,195	14,765	16,116
Sales	2,517	4,603	4,485	9,144
Total operating expenses	41,117	39,242	72,228	89,651

Operating income before unusual item	71,411	92,672	130,420	195,419

Net loss on release of commitment related to commercial contracts	-	-	-	(415,135)

Operating income (loss) after unusual item	71,411	92,672	130,420	(219,716)

Other income (expenses), net
Share in affiliated companies, net	98,333	98,562	178,240	244,284
Interest income	1,104	6,165	2,585	8,364
Interest expense	(4,389)	(9,697	(9,232)	(16,220)
Gain (loss) on currency exchange difference	1,724	(11,886)	1,194	(2,908)
Other, net	(116)	(135)	1,535	476
Total other income (loss), net	96,656	83,009	174,322	233,996

Income before workers' profit sharing, income tax and minority interest	168,067	175,681	304,742	14,280

Provision for workers' profit sharing, net	(3,547)	(7,322)	(8,623)	18,048
Provision for income tax, net	(17,044)	(37,086)	(39,106)	63,661

	147,476	131,273	257,013	95,989

Net income attributable to minority interest	(13,089)	(9,547)	(22,336)	(37,231)

Net income (loss) attributable to Buenaventura	134,387	121,726	234,677	58,758

Net income per basic and diluted share, stated in U.S. dollars.	0.53	0.48	0.92	0.23

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and six month period ended June 30, 2009 and 2008

	For the three month period		For the six month period
	ended June, 30		ended June, 30
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	195,864	241,716	341,380	419,778
Proceeds from dividens	100,395	113,945	100,395	113,945
Royalties received	13,698	14,019	22,780	25,617
Tax recovered	5,438	-	11,905	-
Interest received	1,125	5,141	3,112	8,455
Payment for release of commitment related to commercial contracts	-	-	-	(517,143)
Payments to suppliers and third parties	(70,673)	(92,989)	(132,765)	(150,767)
Payments to employees	(20,686)	(24,045)	(54,781)	(66,319)
Payments for exploration activities	(24,267)	(25,522)	(41,986)	(44,375)
Payment of royalties	(9,452)	(9,488)	(17,487)	(19,717)
Income tax paid	(5,521)	(6,971)	(12,727)	(30,804)
Payments of interest	(2,731)	(8,772)	(6,697)	(11,988)
Net cash and cash equivalents provided by (used in) operating activities	183,190	207,034	213,129	(273,318)

Investment activities
Decrease in time deposit	23,443	73,104	19,916	26,764
Acquisition of investments in associates	(5,518)	-	(40,432)	-
Additions to mining concessions, property, plant and equipment	(10,336)	(15,984)	(28,559)	(25,833)
Disbursements for development activities	(4,532)	(7,710)	(15,684)	(12,850)
Other investment activities	3,670	917	1,189	565
Net cash and cash equivalents provided by (used in) invesment activities	6,727	50,327	(63,570)	(11,354)

Financing activities
Proceeds from long-term debts	-	450,000	-	450,000
Proceeds from bank loans	-	-	-	510,000
Payments of bank loans	-	(450,000)	-	(510,000)
Payments of long-term debt	(24,548)	(534)	(49,093)	(1,066)
Payments of dividends to subsidiary's minority interest	(19,892)	(26,377)	(19,892)	(26,377)
Payments of dividends	(5,513)	(30,320)	(5,513)	(30,320)
Net cash and cash equivalents provided by (used in) financing activities	(49,953)	(57,231)	(74,498)	392,237

Increase in cash and cash equivalents during the period, net	139,964	200,130	75,061	107,565
Cash and cash equivalents at beginning of period	467,124	210,299	532,027	302,864

Cash and cash equivalents at period-end	607,088	410,429	607,088	410,429

Compañia de Minas Buenaventura S.A.A.
Second Quarter and First Six-Months of 2009 Results

Reconciliation of net incometo cash and cash equivalents provided by (used in) operating activities

	For the three month period		For the six month period
	ended June, 30		ended June, 30
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)
Net income	134,387	121,726	234,677	58,758
Add (less)
Depreciation and amortization	17,532	12,913	35,479	25,591
Minority interest	13,089	9,547	22,336	37,231
Deferred income tax and workers' profit sharing benefit	535	30,555	14,111	(116,835)
Allowance for doubtful trade accounts receivable	8,080	-	9,066	5,372
Long term officers' compensation*	2,058	436	8,481	14,044
Accretion expense of the provision for closure of mining units	1,539	1,082	2,852	2,038
Interest payable provision	810	(1,181)	810	1,168
Net cost of equipment retired	95	162	223	218
Share in affiliated companies, net of dividends received in cash	2,062	15,383	(77,845)	(130,339)
Embedded derivatives related to sales of contentrates	(5,320)	(2,725)	(8,322)	(2,725)
Loss (gain) on currency exchange differences	(1,724)	11,886	(1,194)	2,908
Increase (decrease) of allowance for impairment of inventories	(295)	103	(615)	87
Collections from sales of equipment	(98)	(279)	(278)	(374)
Income from release of commitment related to commercial contracts	-	-	-	(102,008)
Others	-	14,919	-	7,579

Net changes in operating assets and liabilities accounts
Decrease (increase) of operating assets
Trade accounts receivable	1,560	33,493	(6,149)	11,604
Other accounts receivable	(19,615)	(4,149)	(20,582)	(3,025)
Accounts receivable from associates	(862)	2,382	(5,646)	(725)
Inventory	2,944	(7,456)	(895)	(14,003)
Prepaid taxes and expenses	7,216	(11,984)	9,243	(19,937)

Increase (decrease) of operating liabilities
Trade accounts payable	4,417	3,286	4,750	6,852
Income tax payable	(1,129)	(1,673)	(34)	(10,608)
Other liabilities	15,909	(21,392)	(7,339)	(46,189)

Net cash and cash equivalents	183,190	207,034	213,129	(273,318)

(*) This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 30, 2009